

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 6, 2009

Daymon Bodard
President and Chief Executive Officer
Nova Energy, Inc.
2050 Russet Way, Suite 190
Carson City, NV 89703

      Re: **Nova Energy, Inc.**
              Registration Statement on Form 10
              Filed August 21, 2008
              File No. 000-27693

Dear Mr. Bodard:

      We have completed our review of your Form 10 and related filings and have no further comments at this time.

                    Sincerely,

                    H. Roger Schwall
                    Assistant Director